

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Sandro Piancone
Chief Executive Officer
Hempacco Co., Inc.
9925 Airway Road
San Diego, CA 92154

> **Re: Hempacco Co., Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 23, 2021**
> **CIK No. 0001892480**

Dear Mr. Piancone:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 23, 2021

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

1. We note your disclosure that you are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and your disclosure on page 25 that a small group of company officers and directors hold a majority of the control of Green Globe International, Inc. However, it appears that a registration statement for the initial public offering of Green Globe International, Inc. (formerly known as Apollo Holdings, Inc.) was declared effective in 2002. Please advise us how the company meets the definition of an "emerging growth company" under the JOBS Act. In this regard we also note that you had 18,395,531shares of common stock outstanding as of September 30, 2021 and your disclosure on page F-22 that the shareholders of Hempacco delivered 18,395,531 shares of

Hempacco common stock to GGII in exchange for 70,312,160,174 shares of GGII common stock, which represented 95% of the total issued and outstanding common shares of GGII at the time of the exchange.

Directors and Executive Officers, page 47

2. Please tell us how you have determined that the disclosure of the business experience of your officers and directors is accurate. For example, it appears from page 15 of Green Globe International Inc.'s public report for its quarter ended September 30, 2021 that Sandro Piancone is the chief executive officer of Green Globe.

3. Please expand the disclosure in the appropriate section to disclose, if true, that Green Globe International, Inc. sells products that compete with your products.

Executive Compensation, page 51

4. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

5. Tell us, with a view to disclosure, why you entered into consulting agreements with entities controlled by Jorge Olson and Sandro Piancone *instead of* employment agreements with Messrs. Olson and Piancone. Also, tell us why your majority shareholder, Green Globe International, Inc., entered into an agreement with Neville Pearson pursuant to which he would act as the CFO of it, would be compensated by it *instead of* you but would continue to act as your interim CFO *instead of* you entering into an employment agreement with Mr. Pearson.

6. Regarding the agreements between the various entities and Messrs. Olson, Piancone and Pearson, clarify whether they devote full-time attention to you. If they do not devote full-time attention to you, then revise the Risk Factors section to highlight the risk that the officers do not devote full-time attention to you and their conflicts of interest.

September 30, 2021 Interim Financial Statements, page F-18

7. We note Green Global International Inc.'s September 30, 2021 quarterly report which is publicly available on the OTC Markets website. We further note in the footnotes on page 7 of that report that the financial statements after the acquisition date, May 21, 2021, include the balance sheets of both companies at historical cost, the historical results of GGII and the results of the entity from the acquisition date forward. All share and per share information in the accompanying financial statements and footnotes has been retroactively restated to reflect the recapitalization. We also note the same disclosure on page F-17 of your Form S-1. Please explain to us why these financial statements do not agree to those provided in your Form S-1.

Statements of Stockholders' Equity, page F-20

8.  Your disclosure in note 11 indicates that there was a charge to retained earnings (i.e. accumulated deficit) in May 2021 for the difference between the price paid for 600 kiosks and the carryover basis of $4,361,643.  Please provide further details on the nature of this transaction including what the amounts of "net book value" of $3,638,357 and "carryover basis" of $4,361,643 represent, the accounting literature that supports your conclusion to charge the difference to retained earnings, and where such reduction to retained earnings is represented in your financial statements, as it does not appear in the statements of stockholders' equity.

Notes to the Financial Statements
Note 1 - Organization, Business and Liquidity
Organization and Operations, page F-22

9.  Please clarify the business of Green Globe International, Inc. prior to the reverse merger. Your response should clarify its public or private company status as well as whether it was a shell company.  Additionally, explain to us and expand your disclosures to better explain how you determined the appropriate accounting for this acquisition, including consideration of entities under common control.

    You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore, Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:  Lance Brunson, Esq.